Exhibit 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
	$ in thousands
Earnings:
Earnings (Losses) from continuing operations before income taxes	$28,681	$18,767	$(83,721)	$4,477	$37,973	$47,522
Add:
Loss from equity investee	47	141	226	321	491	754
Fixed charges	4,752	18,236	17,357	16,855	3,589	29
Less: Capitalized interest	—	(5,154)	(4,757)	(689)	—	—
Earnings (Losses), as adjusted	$33,480	$31,990	$(70,895)	$20,964	$42,053	$48,305

Fixed charges:
Interest expense(1)	$4,687	$12,875	$11,439	$14,281	$2,417	$29
Capitalized interest	—	5,154	4,757	689	—	—
Portion of rentals representative of interest factor	65	297	1,161	1,885	1,172	—
Fixed charges	$4,752	$18,326	$17,357	$16,855	$3,589	$29

Ratio of earnings to fixed charges	7.05	1.75	(4.08)	1.24	11.72	1,665.69

Excess of fixed charges over earnings	$—	$—	$88,252	$—	$—	$—

(1)   Includes amortization of debt discount and issue costs.

NOTE: The ratio of earnings to fixed charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained within our Annual Report on Form 10-K for the year ended December 31, 2009, and this Quarterly Report on Form 10-Q for the three months ended March 31, 2010.